INCOME STATEMENT

Operating Income	31-Dec-21	31-Dec-22
Gross Receipts	1,128,973	758,795
COGS	866,599	511,544
Gross Profit	262,374	247,251
Operating Expenses		
Rent	53,155	57,354
Office/Warehouse	18,558	18,262
Utilities	13,204	15,455
Insurance	5,886	10,733
Marketing/Advertising	29,584	43,852
Website Upkeep	24,773	27,465
Wages/Contractor	78,995	39,009
Healthcare Contributions	11,339	8,020
Transport	1,953	1,202
Charitable Partnerships	1,300	
Accounting	3,325	5,689
Legal	1,094	2,575
Depreciation	7,888	9,507
Interest	4,073	9,728
Total Operating Expenses	255,126	248,850
Net Income from Operations	7,248	(1,598)
Other Income (Expense)		
State and Local Taxes	(5,817)	(3,788)
Net Income	1,431	(5,386)

Ryan Miner

Ryan Miner / Managing Partner / CFO
4/28/2023